Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE ACQUISITION OF THREE 10,000 TEU CONTAINER VESSELS AND PARTIAL REFINACING OF ITS 2017 CREDIT FACILITY.

ATHENS, GREECE – Dec. 18, 2019 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP) today announced that it agreed to acquire three 10,000 TEU sister container vessels, namely the M/V Athos, the M/V Aristomenis and the M/V Athenian built in 2011 at Samsung Heavy Industries S. Korea, for a total consideration of $162.6 million from Capital Maritime & Trading Corp. The vessels are under long-term time charters with Hapag-Lloyd which will expire in April 2024. The gross charter rate for each vessel currently amounts to $27,000 per day, increasing to $28,000 per day for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. The time charters include two one-year options at $32,500 and $33,500 gross per day, respectively.

The Partnership intends to fund the acquisition of the three vessels with approximately $47.1 million cash at hand and two financing arrangements: the M/V Aristomenis and M/V Athos will be financed through a sale and lease back transaction, entered into with CMB Financial Leasing Co., Ltd, (“CMBFL”) for an amount of up to $38.5 million each (The “CMBFL facility”), while the M/V Athenian will be financed through a term loan entered into with Hamburg Commercial Bank A.G. for an amount of up to $38.5 million (the “HCOB facility”).

Quarterly principal repayments under the CMBFL lease amount to $0.8 million for each vessel. The lease has a duration of five years and includes a purchase option for the Partnership to acquire each vessel on expiration of the lease at the predetermined price of $22.5 million or pay the amount of $7.5 million to CMBFL, if the option is not exercised. In addition, the Partnership has various purchase options commencing from the first year anniversary of the lease.

The HCOB facility bears interest at LIBOR plus a margin of 2.55% and is payable in twenty consecutive equal quarterly installments of $0.86 million plus a balloon payment of $21.3 million payable together with the final quarterly installment.

Both the HCOB facility and the CMBFL lease are subject to customary closing conditions.

The average fleet age of the Partnership following the transaction will be 7.7 years and the average remaining charter duration will stand at 4.6 years.

The acquisition was entered into on an arm’s length basis and was reviewed and unanimously approved by the conflicts committee of the Board of Directors (“Committee”) and the entire Board of Directors. Raymond James & Associates, Inc. served as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP served as legal advisors to the Committee.

Partial refinancing of the 2017 credit facility

The Partnership has entered into a term sheet with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels currently mortgaged under our 2017 credit facility, namely the CMA CGM Amazon, the CMA CGM Uruguay and the CMA CGM Magdalena, for a total amount of $155.4 million. The estimated repayment amount required to release these three vessels currently under the 2017 credit facility (based on the principal amount outstanding and vessel charter free fair market values as of September 30, 2019) is $134.9 million. Principal repayments under the ICBCFL lease, amount to $2.8 million per quarter. The lease has a duration of 7 years after drawdown and includes mandatory purchase obligations for the Partnership to repurchase the vessels on expiration at the predetermined price of $77.7 million in total. In addition, the Partnership has various purchase options commencing from the first year of the lease. The ICBFL lease is subject to customary closing conditions.

Total debt amortization after the partial refinancing under the ICBCFL lease and the 2017 credit facility will amount to $26.5 million per year compared to $30.8 million annual debt amortization currently paid under the 2017 credit facility. Furthermore, the partial refinancing is expected to generate approximately $20.5 million of additional liquidity for the Partnership based on the principal amount outstanding under our 2017 credit facility and vessel charter free fair market values as of September 30, 2019.

The table below summarizes the Partnership’s long term debt and lease liabilities following the aforementioned transactions based on the principal amount outstanding under our 2017 credit facility and vessel charter free fair market values as of September 30, 2019:

Facility	outstanding amount in US$ millions		Approximate Remaining Tenor	quarterly instalment in US$ millions
2017 credit facility	135.2	*	4 years	3.9
HCOB facility	38.5		5 years	0.9
CMBFL facility	77.0		5 years	1.6
ICBCFL facility	155.4		7 years	2.8

*	after the mandatory repayment required under our 2017 credit facility related to the refinancing.

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“We are very pleased to announce today two important transactions for the Partnership. The acquisition of the three 10,000TEU container vessels substantially increases our distributable cash flow per unit, while maintaining cash flow visibility as the vessels’ charters run into 2024. At the same time, we are increasing the size of our fleet by approximately 30%, further expanding into the attractive Neo-Panamax container segment and diversifying our customer base with the addition of Hapag Lloyd.”

“Furthermore, the partial refinancing of our 2017 credit facility is expected to lower the overall debt amortization schedule of the Partnership by $4.3 million per year, as well as the weighted average interest margin, while also generating additional liquidity for the Partnership that can potentially fuel further growth.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels (14, following the acquisition described in this release), including ten (13, following the acquisition described in this release) Neo-Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, and market and charter rate expectations are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.